Exhibit 99.2

Auditors’ Report and Consolidated Financial Statements of

CREW GOLD CORPORATION

December 31, 2006 and June 30, 2006

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Auditors’ Report	Telephone +1 604 806 7676
Facsimile +1 604 806 7222

To the Shareholders of Crew Gold Corporation

We have audited the consolidated balance sheet of Crew Gold Corporation as at December 31, 2006, and the consolidated statements of operations and deficit and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the result of its operations and its cash flows for the six months then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at June 30, 2006, prior to the restatement for US GAAP (as described in Note 24), and for the two years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 4, 2006 (except for Note 23 which was at August 15, 2007). We have audited the restatements in the June 30, 2006 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Chartered Accountants

Vancouver, British Columbia

March 30, 2007 (except for Note 24 which is as at December 19, 2007)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as a restatement as described in Note 24 to the financial statements. Our report to the shareholders dated March 30, 2007 (except for Note 24 which is as at December 19, 2007), is expressed in accordance with the Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, BC, Canada

December 19, 2007

Deloitte &Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395
Report of Independent Registered Chartered Accountants	www.deloitte.ca

To the Directors of

Crew Gold Corporation

We have audited the consolidated balance sheet of Crew Gold Corporation as at June 30, 2006 and the consolidated statements of loss and deficit and of cash flows for each of the years in the two year period ended June 30, 2006 (prior to the effects of the restatement described in Note 24 (f)). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements, prior to the effects of the restatement described in Note 24 (f), present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and the results of its operations and its cash flows for each of the years in the two year period ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Chartered Accountants

Vancouver, British Columbia

October 4, 2006, except for Note 24 which is at August 15, 2007

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated October 4, 2006, except for Note 24 which is at August 15, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the restatement described in Note 24 (f) to the consolidated financial statements. Our report to the directors, dated October 4, 2006, except for Note 24 which is at August 15, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia

October 4, 2006, except for Note 24 which is at August 15, 2007

Member of Deloitte Touche Tohmatsu

CREW GOLD CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	As at, December 31, 2006	As at, June 30, 2006
ASSETS

CURRENT
Cash	131,937	82,482
Restricted cash	302	7,271
Accounts receivable	4,363	4,699
Prepaid expenses and deposits	1,445	1,999
Inventories and stockpiled ore (Note 5)	23,243	25,008
Investment in Barberton Mines Limited (Note 6)	—	5,242
Investment in Golden Star Resources Limited (Note 7)	833	2,681
	162,123	129,382
MINING INTERESTS (Note 8(a))	396,775	551,605
PROPERTY, PLANT AND EQUIPMENT (Note 8(b))	244,190	107,877
GOODWILL (Note 8(c))	104,592	—
OTHER MINERAL PROPERTY INTERESTS (Note 9)	1,889	2,330
OTHER ASSETS (Note 21)	17,304	13,474
	926,873	804,668

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	38,791	43,046
Short-term portion of convertible bonds (Note 1l(b))	—	2,933
	38,791	45,979
RECLAMATION AND CLOSURE COST OBLIGATIONS (Note 10)	3,196	1,496
CONVERTIBLE BONDS (Note 1l(a))	197,725	194,567
OTHER LONG-TERM DEBT (Note 12)	130,829	125,993
FUTURE INCOME TAXES (Note 13)	96,462	134,648
NON-CONTROLLING INTERESTS	40,734	35
	507,737	502,718
SHAREHOLDERS’ EQUITY

Share capital (Note 14)	508,106	400,057
Equity component of convertible bonds (Notes 11(a), 1l(b))	15,607	15,676
Contributed surplus	4,275	2,302
Cumulative translation adjustment (Note 15)	538	581
Deficit	(109,390)	(116,666)
	419,136	301,950
	926,873	804,668

CONTINUING OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Notes 16 and 17)
SUBSEQUENT EVENTS (Note 23)

ON BEHALF OF THE BOARD:

“Simon J. Russell”	“Jan A. Vestrum”
Simon J. Russell, Director	Jan A. Vestrum, Director

CREW GOLD CORPORATION
Consolidated Statements of Earnings (Loss) and Deficit
(Expressed in thousands of United States dollars, except per share amounts)

	Six months ended December 31, 2006	Year ended June 30, 2006	Year ended June 30, 2005
MINERAL SALES	39,461	37,953	20,366
DIRECT COSTS OF MINERAL SALES	(38,681)	(28,050)	(21,220)
MINE SITE ADMINISTRATION COSTS	(6,855)	(8,342)	(5,909)
DEPLETION AND DEPRECIATION	(6,657)	(9,762)	(5,632)
	(12,732)	(8,201)	(12,395)

EXPENSES
Administration, office and general	(8,786)	(5,982)	(720)
Exploration	(1,379)	(353)	—
Professional fees	(1,419)	(1,437)	(847)
Stock compensation expense (Note 14 (g))	(1,972)	(1,805)	(326)
	(13,556)	(9,577)	(1,893)

OTHER INCOME (EXPENSES)
Equity earnings (loss) from investment in Barberton Mines Limited (Note 6)	153	831	(221)
Gain on disposals of investments (Note 3(b), Note 6 and Note 7)	7,261	3,452	9,940
Gain on dilution of investment in Crew Minerals ASA (Note 4)	35,205	—	—
Gain on non-hedge derivatives	63	214	—
Interest — Convertible bonds and other long-term loans	(7,367)	(8,993)	(3,266)
Other finance charges — Convertible bonds and other long-term loans	(2,730)	(2,945)	(910)
Foreign exchange loss	(644)	(12,859)	(1,886)
Interest and other income (expenses)	647	708	(202)
	32,588	(19,592)	3,455
EARNINGS (LOSS) BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	6,300	(37,370)	(10,833)
RECOVERY OF / (PROVISION FOR) INCOME TAXES (Note 13)	945	834	(48)
EARNINGS (LOSS) BEFORE NON-CONTROLLING INTERESTS	7,245	(36,536)	(10,881)
NON-CONTROLLING INTERESTS	31	940	1,916
NET EARNINGS (LOSS)	7,276	(35,596)	(8,965)
DEFICIT, BEGINNING OF PERIOD	(116,666)	(81,070)	(72,105)
DEFICIT, END OF PERIOD	(109,390)	(116,666)	(81,070)

EARNINGS (LOSS) PER SHARE — BASIC	$0.02	$(0.13)	$(0.05)

EARNINGS (LOSS) PER SHARE — DILUTED	$0.02	$(0.13)	$(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	394,561,832	281,543,480	167,424,369

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	397,896,557	281,543,480	167,424,369

CREW GOLD CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United State dollars)

	Six months ended December 31, 2006	Year ended June 30, 2006	Year ended June 30, 2005
OPERATING ACTIVITIES
Net earnings (loss)	$7,276	$(35,596)	$(8,965)
Add (deduct) items not affecting cash:
Depletion and depreciation	6,657	9,762	5,651
Other finance charges - amortisation and accretion	2,730	2,945	813
Equity earnings (loss) from investment in Barberton Mines Limited (Note 6)	(153)	(831)	221
Gain on disposal of investment in Guinor Gold Corporation (Note 3(b))	—	(519)	—
Gain on dilution of investment in Crew Minerals ASA (Note 4)	(35,205)	—	—
Gain on disposals of other investments (Note 6, Note 7)	(7,261)	(2,933)	(9,940)
Unrealized foreign exchange (gain) loss on long-term debt	(2,223)	13,230	(356)
Stock compensation expense (Note 14(g))	1,972	1,805	326
Other	—	—	802
Non-controlling interest	(31)	(940)	(1,916)
Change in non-cash operating working capital items (Note 18 (a))	(3,055)	(14.740)	(1,943)
	(29,293)	(27,817)	(15,307)

FINANCING ACTIVITIES
Net proceeds on other long-term debt	—	97,442	23,380
Net proceeds on convertible bonds	—	186,780	—
Repayment of amount due from Melorex Limited	—	—	422
Net issuance of common shares for cash	99,733	232,674	22,306
Capital lease payments	—	(343)	343
	99,733	516,553	46,451

INVESTING ACTIVITIES
Proceeds on disposal of investment in Golden Star Resources (Note 7)	2,445	2,946	—
Proceeds on disposal of investment in Guinor Gold Corporation (Note 3(b))	—	2,552	—
Proceeds on disposal of investment in Metorex Limited (Note 6)	12,224		2,139
Proceeds on disposal of invetsment in Asia Pacific Resources Limited	—	—	66
Proceeds on disposal of Seqi Olivine I/S (Note 9(d))	—	—	10,000
Proceeds on dilution of investment in Crew Minerals ASA (Note 4)	80,087	—	—
Acquisition of Apex Mining Company, net of cash acquired (Note 3(a))	—	(6,570)	—
Acquisition of Guinor Gold Corporation, net of cash acquired (Note 3(b))	—	(346,624)	—
Acquisition of Nugget Pond Asset (Note 3(c))	(62)	—	—
Expenditures on Nalunaq mineral property, plant and equipment	(4,054)	(5,050)	(7,117)
Expenditures on Lefa mineral property, plant and equipment	(76,452)	(71,492)	—
Expenditures on Masara mineral property, plant and equipment	(36,435)	(13,217)	—
Expenditures on Nugget Pond processing facility	(762)	—	—
Increase in security deposits	(839)	—	—
Increase in long-term restricted cash balances	(489)	—	—
Decrease (Increase) in restricted cash	6,969	(6,194)	4
Expenditures on other mineral property interests	(819)	(1,561)	(312)
Dividends received	—	1,212	389
Other	(220)	264	(655)
	(18,407)	(443,734)	4,514
EFFECT OF FOREIGN EXCHANGE TRANSLATION ON CASH	(2,578)	758	163
NET CASH INFLOW	49,455	45,760	35,821
CASH, BEGINNING OF PERIOD	82,482	36,722	901
CASH, END OF PERIOD	$131,937	$82,482	$36,722

SUPPLEMENTAL CASH FLOW INFORMATION (Note 18)

CREW GOLD CORPORATION
Notes to the Consolidated Financial Statements
Six months ended December 31 and year ended June 30, 2006
(Expressed in United States dollars; all tabular amounts expressed in thousands)

1.                         CONTINUING OPERATIONS

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing gold resource projects world-wide. Crew has gold mining operations and exploration projects in Guinea, the Philippines, Greenland and Canada. During the six month period ended December 31, 2006, Crew acquired an ore processing plant in Canada to process the ore mined in Greenland. The Company also controls other mineral exploration and development projects in Greenland, Norway and the Philippines through its subsidiary, Crew Minerals ASA. The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

These financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations. During the six months ended December 31, 2006, the Company made a net profit of $7,276,000 (year ended June 30, 2006 — loss of $35,596,000; year ended June 30, 2005 — loss of $8,965,000) and at December 31, 2006 has net working capital of $122,499,000 (June 30, 2006 — $75,480,000). At February 28, 2007, the Company had cash of $97,502,000.

The Company has capital commitments amounting to $5.3 million as at December 31, 2006 (Note 16). In addition, the Company could incur an additional $60.1 million in capital costs to complete the development of both phases of the Masara processing plants in the Philippines.

The Company raised a net additional $99.7 million of equity from shareholders during the six months ended December 31, 2006 to enable it to provide funding for the current developments of its Lefa and Masara mines. Ultimately, the Company’s ability to continue as a going concern and to fund its planned capital projects is dependent on the Company achieving profitable commercial operation from its mines and other mineral properties. If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used and the reported amount of revenues and expenses.

2.                         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”), except for the US GAAP reconciliation as presented in Note 24, using the following significant accounting policies:

(a)                 Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIE’s”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary, the party who absorbs the majority of the entities’ expected losses and residual returns.

The principal subsidiaries and investee’s of the Company as at December 31, 2006 which have been consolidated are as follows:

Subsidiary and investee	% interest

Societe Miniere de Dinguiraye (Guinea) (“Lefa”)	100%
Apex Mining Company Limited (Philippines) (“Apex”)	72.9%
Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)	82.5%
Crew Gold Canada Limited (Canada) (“Nugget Pond”)	100%
Crew Minerals AS (Norway)	54.5%
Guinor Gold Corporation (Canada)	100%
Crew Minerals Philippines Incorporated (Philippines)	54.5%
Nanortalik I/S(Greenland)	78.3%

The Company’s 20% interest in Barberton Mines Limited (“Barberton”) was recorded using the equity method until sold.

All intercompany transactions and balances have been eliminated.

The company filed a Notice of Change in Year End on February 12, 2007 to change the fiscal year-end from June 30 to December 31. Accordingly, these financial statements have been prepared for the six month period ended December 31, 2006.

(b)                  Measurement Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the proven and probable ore reserves and resources and the related depletion and depreciation, the estimated recoverable tonnes of ore from each mining property, the estimated net realizable value of inventories, the accounting for stock based compensation, the carrying value of goodwill, the provision for income taxes and composition of future income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests and expenditures on exploration, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)                   Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, net of value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of fixed metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

(d)                  Foreign currency translation

For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings. For operations considered self-sustaining, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

(e)      Cash and Restricted Cash

Cash represents cash on hand. Restricted Cash represents balances deposited in the name of the Company as collateral for payables.

(f)       Inventories

Work-in-process inventories, stockpiled ore and ore in transit are stated at the lower of production cost (which includes the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion) and net realizable value.

Materials and consumable supplies are recorded at the lower of average cost and replacement cost.

(g)      Investments

Investments where the Company has the ability to exercise significant influence, generally 20% to 50% owned by the Company, are accounted for using the equity method. Under this method, the Company’s share of the investment’s earnings or losses is included in operations and its investments therein is adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable. Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value. Investments which are capable of reasonably prompt liquidation, and which the Company intends to dispose of in the short term, are classified as short-term investments and recorded at the lower of cost and market value.

(h)      Mining and Mineral Property Interests

Mining interests represent capitalized expenditures related to the acquisition, exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using a unit of production method over the estimated economic life of the mine to which they relate. Items of buildings, plant and equipment are recorded at cost and are depreciated on a straight-line or diminishing balance basis over their estimated useful lives as follows:

Buildings	straight line basis over periods from 3-20 years
Plant and equipment	straight line basis over periods from 3-20 years
Vehicles	straight line basis over 5 years
Office equipment, furniture and fixtures	diminishing balance basis at annual rates of between 20% and 30%

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to maintain current production are included in operations.

The Company reviews and evaluates its mining properties for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

(i)                    Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting units. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)                     Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated fair value of the asset retirement obligation through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that Crew’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

(k)                 Convertible bonds

The proceeds received upon the issue of convertible bonds are segregated into their debt and equity components on the basis of their respective fair values at the date of issue. The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a liability. The remaining component, representing the value ascribed to the holders’ option to convert the principal amount into common shares, is classified in shareholders’ equity as “Equity component of convertible bonds”.

The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liabilities. Over the term of the debt obligation, the debt component is accreted on a straight line basis to the face value of the instrument by recording an additional accretion expense. The interest expense relating to bond financing obtained for the purposes of completion of a specific project is capitalised to that project prior to its commencing production.

(I)                    Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Upon business acquisitions, the liability method may result in future income tax assets and liabilities being recorded to reflect the difference between the fair value recorded and the tax value of net assets acquired.

Future income tax assets also result from unused loss carry forwards and other deductions. The carrying amount of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the provision for income taxes requires significant judgement, the use of estimates, and the interpretation and application of complex tax laws. In the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. The Company believes that it has appropriate support for all the positions taken on its tax returns. Although management believes that the Company’s recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore the assessments involve both a series of complex judgements about future events and rely on estimates and assumptions. Although management believes that these estimates and assumptions are reasonable, the final determination could be different than that which is reflected in the provision for income taxes and recorded assets and liabilities.

(m)               Stock-based compensation

The Company uses the fair value method for accounting for all stock-based awards or grants to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, compensation expense attributed to awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using the Black-Scholes option-pricing model. If the stock option awards are forfeited, the remaining compensation expense is no longer recognized. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

(n)                 Earnings (Loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the treasury stock method for outstanding stock options and warrants and the “if-converted” method for outstanding convertible bonds. Under the treasury stock method, common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options, and are excluded from the computation if their effect is anti-dilutive. Under the “if-converted” method, the cost of convertible debt instruments is added to the numerator in the calculation, the debt is assumed to have been converted at the beginning of the period and the resulting increase in common shares is added to the denominator.

(o)                 Financial Instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, accounts receivable, the investment in Golden Star Resources Limited, accounts payable, convertible bonds and other long-term debt. The fair value of the cash and cash equivalents, accounts receivable and accounts payable approximates their carrying values due to primarily their immediate or short-term maturity. The Company employs, from time to time, South African Rand forward contracts to manage their exposure to fluctuations in foreign currency exchange rates. The investments in Barberton Mines Limited were sold in the period, the proceeds of their disposal and gains arising thereon are described in Note 6. The fair value of the investment in Golden Star Resources Limited is described in Note 7. The fair values of the convertible bonds and other long term debt are described in Notes 11 and 12, respectively.

(p)                 Comparative figures

Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s classification.

3.                         BUSINESS COMBINATIONS AND ASSET PURCHASES

(a)                 Apex Mining Company

On August 24, 2005, the Company signed a Definitive Agreement to purchase 72.87% of the common shares in Apex Mining Company (“Apex”). The transaction was concluded on December 15, 2005 by the transfer of the shares to Crew and its affiliated company Mapula Creek Gold Corporation (“Mapula”) against payment, subject to certain conditions, of US$6.56 million. The Definitive Agreement triggered a mandatory bid of US$2.6 million on behalf of Crew and Mapula for the remaining 27.13% shares in Apex Mining Company. None of the remaining shareholders accepted the mandatory bid.

This business combination has been accounted for using the purchase method, with Crew being identified as the acquirer and Apex as the acquiree. These consolidated financial statements include 72.87% of Apex’s operating results for the period from December 15, 2005.

The estimated fair value of the net assets of Apex acquired is summarized in the following table:

Purchase price
Cash consideration	$6,560
Acquisition costs	14
$6,574
Net assets acquired
Cash and cash equivalents	$4
Other non-cash operating working capital	26
Mining interests	9,139
Plant and equipment	2,000
Future income tax liability(1)	(3,045)
Other liabilities	(1,550)
$6,574

(1)  representing the estimated future taxes on the difference between the book value and tax value of the assets acquired

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information.

(b)                 Guinor Gold Corporation

In September 2005, the Company sold 2.35 million common shares in Guinor Gold Corporation (“Guinor”), which was held as an investment at cost at that date, to unrelated third parties for aggregate proceeds of United States dollar (“US$”) 2,552,000, resulting in a gain on sale of US$519,000, before income taxes.

On October 17, 2005 the Company announced, , that it had entered into an agreement under which it would offer to purchase 100% of Guinor’s common shares (“the Offer”), at a price of Canadian dollar (“C$”) 1.50 per common share, in an all cash, fully financed transaction valued at approximately C$389 million (US$331.2 million).

The purchase was financed by raising approximately US$340 million, through the issue of 6% Convertible Bonds of US$194 million and new equity of US$146 million. On closure of the tender process on December 14, 2005, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) pursuant to the Offer. The consideration paid was US$320.2 million. Crew acquired a sufficient number of Guinor common shares in order to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor common shares not deposited to the Offer pursuant to the Business Corporations Act (Yukon). The Company announced it would commence the compulsory acquisition of these shares on February 7, 2006. The process was completed on March 3, 2006 with the Company securing 100% of Guinor’s share capital for an additional cash consideration of US$18.1 million.

The Company incurred total costs of US$17.1 million in respect of raising the financing of US$340 million and the subsequent acquisition of Guinor. Of these costs, US$7.9 million have been treated as deferred financing costs resulting from the issue of the 6% Convertible Bonds of US$194 million (included within “Other assets”), US$5.9 million have been treated as issue costs of the new equity of US$146 million and US$3.3 million has been included as an acquisition cost of Guinor.

On the date of initial acquisition by Crew, Guinor had an 85% interest in its subsidiary, Societe Miniere de Dinguiraye (“SMD”). SMD is the Guinor subsidiary which owns the mineral property and related net assets. Crew completed the purchase of the remaining 15% of SMD on June 30, 2006 through cash payment of US$15 million and the issue of 7,836,908 common shares at an aggregate fair value of US$15 million to the Government of Guinea.

This business combination has been accounted for as a purchase transaction, with Crew being identified as the acquirer. These consolidated financial statements include 94% of Guinor’s operating results for the period from December 14, 2005 to March 3, 2006, and 100% of the results of Guinor thereafter.

The purchase price equation relating to the acquisition of Guinor has finalized since the June 30, 2006 year end. The final purchase price allocation is summarized in the following table;

Purchase price
Cash consideration	US$	353,277
Share issuance	15,002
Acquisition costs	3,313
	US$	371,592

Net assets acquired
Cash and cash equivalents	US$	9,966
Other non-cash operating working capital	5,801
Other long-term assets	1,500
Mineral property	299,087
Goodwill	104,592
Plant and equipment	66,699
Future income tax liability(1)	(89,411)
Other liabilities	(25,591)
Reclamation and closure cost obligation	(1,051)
	US$	371,592

(1)  representing the estimated future taxes on the difference between the book value and tax value of the assets acquired

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

The final purchase price allocation resulted in the recognition of US$104.6 million of goodwill. The change results from an independent valuation of the mineral property acquired performed in order to support management’s allocation of the purchase consideration. The valuation considers value beyond proven and probable reserves as defined by the CICA Emerging Issues Committee Abstract No. 152 “Mining Assets — Impairment and Business Combinations”. The resulting goodwill represents the expected ability of the Company to increase the reserves and resources of the Lefa Project based on its development of the exploration targets existing on the undeveloped properties which were part of the acquisition. The amount allocated to goodwill is not deductible for tax purposes.

(c)                   Nugget Pond Processing Facility

On November 3, 2006 the Company completed the acquisition of the Nugget Pond processing facility (“Nugget Pond”) in Newfoundland, Canada from New Island Resources Inc through the issue of 3,000,000 common shares at an aggregate fair value of US$5,426,000 on date of issuance to New Island Resources Inc.

The estimated fair value of the assets of Nugget Pond acquired as a result of the acquisition is summarized in the following table:

Purchase price
Share issuance	$5,426
Acquisition costs	62
$5,488

Assets acquired
Plant and equipment	$8,435
Future income tax liability(I)	(2,496
Reclamation and closure cost obligation	(451
$5,488

(1)  representing the estimated future taxes on the difference between the book value and tax value of the assets acquired

4.                         DILUTION OF INVESTMENT IN CREW MINERALS ASA

Crew Minerals ASA (“Crew Minerals”), a previously wholly owned subsidiary of the Company, was listed on the Oslo Stock Exchange on December 21, 2006. During the six month period ending December 31, 2006, Crew Minerals accepted subscriptions for both a Public Offering of 4,166,667 shares at NOK12 per share, for aggregate gross proceeds of NOK 50 million (US$8.1 million) and a private placement of 37,500,000 shares at NOK 12 per share for aggregate gross proceeds of NOK 450 million (US$72.0 million).

Upon completion of the above transactions, the Company’s interest in the subsidiary was diluted to 54.54% of the issued and outstanding shares of Crew Minerals. As a result of this, the Company has recorded a gain on the dilution in the investment of US$35.2 million in the six months ended December 31, 2006.

5.                         INVENTORIES

Inventories as at December 31, 2006 are as follows:

	December 31, 2006	June 30, 2006

Stockpiled ore	$15,829	$19,457
Materials and consumable supplies	7,414	5,551
	$23,243	$25,008

6.                         INVESTMENT IN BARBERTON MINES LIMITED

The Company held a 20% equity interest in Barberton Mines Limited (“Barberton”), a producing mineral resource company listed on the London Stock Exchange with mining interests in South Africa. The following table shows the continuity of the equity investment in Barberton for the year ended June 30, 2006 and the six month period ended December 31, 2006:

Balance, June 30, 2005	6,632
Equity earnings from investment in Barberton	831
Dividend declared	(1,212)
Translation adjustment	(1,009)
Balance, June 30, 2006	$5,242
Equity earnings from investment in Barberton	153
Translation adjustment	(43)
Sale of investment in Barberton	(5,352)
Balance, December 31, 2006	$—

The Company sold its interest in Barberton Mines Limited to Metorex Limited (“Metorex”), a South African listed company on September 1, 2006. The total consideration received for the Company’s interest was Rand 84,000,000 (US$11,812,000) paid in an equivalent number of Metorex shares. As a result, Metorex issued 7,460,036 common shares to Crew which constituted approximately 3% of the outstanding common shares of Metorex. The Company recorded a gain on sale of US$6.3 million, before tax, in the six months ended December 31, 2006.

The Company disposed of the entire shareholding in Metorex in the six months ended December 31, 2006 for gross proceeds of US$12.2 million. As a result of the sale of the shares, the Company recorded a gain of US$0.4 million, before tax, in the six months ended December 31, 2006.

7.                         INVESTMENT IN GOLDEN STAR RESOURCES LIMITED

On August 23, 2005, the Company received notice from St Jude Resources Ltd (“St Jude”) indicating St. Jude’s desire to increase its interest in the Hwini-Butre Gold Concession to 65%, pursuant to a call option stipulated in the original agreement between the parties dated February 1995. The Company offered to sell, and St Jude agreed to purchase, the Company’s remaining interest with immediate effect.

The total consideration received was $5 million paid in an equivalent number of St Jude shares. As a result St Jude issued 2,995,000 common shares to Crew at fair market value. These shares represented a 7.1% interest in St Jude.

These shares were subject to a four month statutory hold period, after which time one third of these shares were subject to a hold period spanning an additional 12 months. As a result of this transaction, the Company recorded a gain of $2.3 million, before income taxes, in the year ended June 30, 2006.

Golden Star Resources Limited (“Golden Star”) acquired the entire share capital of St Jude on December 21, 2005. Each St Jude share was exchanged for 0.72 of a Golden Star share. As a consequence of this transaction, the Company received 2,156,400 shares in Golden Star. During the year ended June 30, 2006, the company sold 1,000,000 of these shares for $2.9 million and recorded a gain of $0.6 million, before taxes.

During the six months ended December 31, 2006, the company sold 797,000 of these shares for gross proceeds of $2.4 million and recorded a gain of $0.6 million, before taxes. The remaining 359,400 shares had a market value of approximately $1.05 million on December 31, 2006.

8.                         MINING INTERESTS, PROPERTY, PLANT AND EQUIPMENT

(a)                   Mining Interests

	December 31, 2006
	Cost	Accumulated depletion	Net book value

Lefa
— Producing mineral property	$334,431	$5,932	$328,499
Masara
— Mineral property in development	31,529	—	31,529
Nalunaq
— Producing mineral property	43,956	7,209	36,747
	$409,916	$13,141	$396,775

	June 30, 2006
	Cost	Accumulated depletion	Net book value

Lefa
— Producing mineral property	$465,602	$2,782	$462,820
— Future Exploration potential	38,400	—	38,400
Masara
— Mineral property in development	12,662	—	12,662
Nalunaq
— Producing mineral property	43,746	6,023	37,723
	$560,410	$8,805	$551,605

(b)                   Property, Plant and Equipment

	December 31, 2006
	Cost	Accumulated depreciation	Net book value
Lefa
— Plant under construction	$188,689	$—	$188,689
Masara
— Plant and equipment under construction	29,273	54	29,219
Nalunaq
— Producing equipment	25,771	8,855	16,916
Nugget Pond
— Processing facility under construction	9,366	—	9,366
	$253,099	$8,909	$244,190

	June 30, 2006
	Cost	Accumulated depreciation	Net book value
Lefa
— Plant under construction	$80,847	$—	$80,847
Masara
— Plant and equipment under construction	11,704	54	11,650
Nalunaq
— Producing equipment	21,914	6,534	15,380
	$114,465	$6,588	$107,877

The Company operates the Lefa Project through ownership of its subsidiary Société Miniére de Dinguiraye (“SMD”). SMD holds a mining lease covering an area of 1,500 square kilometres located in the north-eastern administrative region of Siguiri in the Republic of Guinea, West Africa. The lease expires in 2019 and is renewable for an additional five years. The Company’s operations in Guinea are governed by the Convention de Base agreement with the Government of Guinea.

The Company’s principal gold asset in the Philippines is the Masara Gold Mine (“Masara”) in the south of Mindanao Island. The Company acquired its interest in Masara through its acquisition of Apex Mining Company.

Nalunaq Gold Mine (“Nalunaq”) is located in the Kirkespiralden valley in Southern Greenland. As a condition for obtaining the mining license for Nalunaq Gold Mines A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (Note 17(a)).

During the year ended June 30, 2003 Nalunaq Gold Mine provided a security deposit of $652,000 (DKK4.2 million) to the government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. This security deposit was increased to $1,093,000 (DKK6.58 million) during the year ended June 30, 2004, increased to $1,077,000 (DKK6.65 million) during the year ended June 30, 2005, increased to $1,120,000 (DKK6.80m) during the year ended June 30, 2006 and further increased to $1,236,000 (DKK6.99m) during the six month period to December 31, 2006. The amount of the deposit is based upon an estimate of closure costs prepared by Greenland’s Bureau of Minerals and Petroleum (“BMP”) as set out in a detailed closure plan provided by the BMP. The terms as set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.

In November 2006, the Company completed the acquisition of the Nugget Pond processing facility in Newfoundland, Canada from New Island Resources Inc. As a condition for obtaining the Minerals Lands Lease for Nugget Pond, the Company issued a Letter of Credit for CAD$844,000 (US$723,000) in favour of the Department of Natural Resources of the Government of Newfoundland and Labrador on October 27, 2006 (Note 17(b)). The Letter of Credit has been accepted as temporary financial assurance on the Minerals Lands Lease pending the submission of a Development Plan and Rehabilitation & Closure Plan.

(c)                    Goodwill

The goodwill allocated to the Lefa Project reporting unit and included in the operating segment asset is $104.6 million at December 31, 2006 (June 30, 2006 - $nil).

9.                         OTHER MINERAL PROPERTY INTERESTS

The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details of these at December 31, 2006 and June 30, 2006 are as follows:

	December 31, 2006	June 30, 2006
Other mineral property interests, beginning of period	$2,330	$3,456
Expenditures incurred during the period	819	1,569
Interest disposed of during the period	(1,260)	(2,695)
Other mineral property interests, end of period	$1,889	$2,330

Consisting of:
	December 31, 2006	June 30, 2006
Nanortalik IS (Greenland) (a)	$—	$1,109
Mindoro Nickel Project (Philippines) (b)	898	363
Hurdal Project (Norway) (c)	560	437
Daguma Coal Project (Philippines) (e)	—	150
Tandic Gold Prospect (Philippines) (f)	100	100
Maniitsoq Diamonds Project (Greenland) (g)	10	—
Other Projects	321	171
Other mineral property interests, end of period	$1,889	$2,330

(a)                 Nanortalik I/S

At December 31, 2006, the Company had a 78.28% interest in Nanortalik I/S, which has been consolidated with the accounts of the Company. The balance of the 21.72% interest is held by NunaMinerals A/S. Due to the lack of encouraging results from the Nanortalik exploration programs performed in the year ended June 30, 2006 and the six months ended December 31, 2006, the Company has written off the exploration costs incurred to date on the Nanortalik mineral property in the six month period ended December 31, 2006.

(b)                 Mindoro Nickel Project (held in subsidiary Crew Minerals ASA)

As at December 31, 2006 the carrying value of the project in the financial statements was $898,000 (June 30, 2006 — $363,000). No adjustments have been made in the financial statements to re-instate the project at its original carrying value. Management believes that the costs incurred to date on the project are of significant worth to the Company and will be of ongoing benefit as work continues on the project.

The concession areas are controlled by Aglubang and Alag-Ag Mining Corporation (“Alag-Ag”), which are owned by Crew Minerals (40%) and a Philippine holding syndicate (60%). Crew Minerals has an option to acquire all the shares in Aglubang and Alag-Ag, should the project qualify for a foreign majority-owned status.

(c)                  Hurdal Molybdenum Project (held in subsidiary Crew Minerals ASA)

The Hurdal project is directed to investigate the possibility of a higher grade lens along the northern margin of the identified centre. The Company has conducted a grassroots exploration campaign during the year ended June 30, 2006 and the six months ended December 31, 2006 and the results have been sufficiently encouraging to continue activities and it is undertaking additional exploration and target definition programs.

(d)                 Seqi Olivine (previously held in subsidiary Crew Minerals ASA)

During the year ended June 30, 2003, the Company exercised an option to acquire 100% of the mineral rights to the Sequinner Olivine property in Southern Greenland.

During the year ended June 30, 2004, the Company entered into an agreement with Minelco AB (“Minelco”), a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study (“BFS”) for the Seqi project. The Company was responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco covered related costs. The BFS was completed and approved by the Minelco Board during fiscal 2004.

During fiscal year 2005, the Company sold the Seqi Olivine project to Minelco. The sale price consisted of a cash payment of $10 million paid upon closing and a 17-year royalty agreement based on tonnage produced. Under the terms of the royalty agreement, the Company is entitled to an annual minimum royalty of $1 million in the third through fourteenth year of commercial production of the Seqi Project, subject to certain conditions. The royalty will be recorded in the period it is earned and payable.

(e)                  Daguma Coal Project (previously held in subsidiary Crew Minerals ASA)

On June 22, 2006, the Company entered into an option agreement with Daguma Agro-Minerals Inc (“DAMI”) in order to obtain the exclusive option to acquire the Daguma Coal Project by acquiring 95% of the shares of DAMI. At June 30, 2006, the Company had paid a non-refundable option fee of $150,000 in cash. To exercise the option, the Company was required to pay an amount of $2 million in cash and $8 million in shares of the Company, which would have entitled the Company to 50% shareholding in DAMI and an option to purchase an additional 45% of the shares in DAMI for $3.75 million in cash and $10 million in the Company’s shares. The Company has not exercised the option and has written off the option fee in the six month period ended December 31, 2006.

(f)                     Tandic Gold Prospect

On June 25, 2006, the Company entered into a Memorandum of Agreement with Plethora Mining Corporation (“PMC”) in order to acquire interest and participation in the Tandic project. As of December 31, 2006 the Company has paid an option fee of $100,000 to PMC. The Company must spend a minimum of $400,000 including the option fee to finance technical exploration works on the project within a period of 24 months, upon which the Company shall earn 20% of the project. The Company must then spend a further $600,000 within 36 months to have earned 50% in the project. The Company has the option to pay an additional $6.6 million to earn 80% in the project. If PMC becomes diluted to 10%, it has the option to convert its residual holding in the project into a Net Smelter Royalty of 2%, or into shares of the Company at a stock price based upon average trading over a period of 20 days prior to the exercise of the option.

(g)                 Maniitsoq Diamonds Project (held in subsidiary Crew Minerals ASA)

The Company acquired exclusive title to an area of over 2,000 sq km near Maniitsoq, Greenland, and has conducted a first-pass diamond exploration and sampling campaign in calendar year 2006.

10.                  RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its properties. The present value of the estimated obligations relating to properties is $3,223,000 (June 30, 2006 — $1,717,000). Significant reclamation and closure cost activities include land rehabilitation and reforestation, demolition of buildings and mine facilities, fencing, ongoing care and maintenance and other costs.

The undiscounted reclamation and closure cost obligation at December 31, 2006 is $5,837,000 (June 30, 2006 — $3,165,000). An accretion expense component of $26,000 (year ended June 30, 2006 — $49,000) has been charged to operations in the six months period ended December 31, 2006 to reflect an increase in the carrying amount of the Nalunaq mine asset retirement obligation which has been determined using a discount rate of 8.5%.

Movements in the reclamation and closure cost balance during the period are as follows:

	December 31, 2006	June 30, 2006
Balance, beginning of period	$1,717	$570
Arising from Lefa acquisition	—	1,051
Arising from Masara acquisition	—	13
Arising from Nugget Pond acquisition	451	—
Interest accretion	26	49
Additions to Lefa future site reclamation costs	1,070	—
Additions to other future site reclamation costs	14	5
Effect of translation of foreign currency	(55)	29
Balance, end of period	$3,223	$1,717

Current portion	27	221
Long-term portion	3,196	1,496
Balance, end of period	$3,223	$1,717

11.                  CONVERTIBLE BONDS

(a)                 6% Convertible Bonds

On December 15, 2005 the Company issued through a private placement directed towards institutional investors, Norwegian Kroner (“NOK”) 1,320 million ($194.5 million) five-year senior convertible bonds. The bonds were issued in denominations of NOK500,000 and rank pari passu among themselves. After deducting financing costs of NOK53.3 million ($7.8 million) net proceeds were NOK1,266.7 million ($186.7 million).

These bonds bear a 6% coupon, payable annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK11.00 per share ($1.76 per share as at December 31, 2006). The maximum number of shares that may be issued on conversion is 120 million. In the period from issue until December 31, 2006, 45,454 shares were issued following conversion of bonds. If the bonds are not converted, the principal portion is fully repayable in NOK on December 15, 2010.

Interest expense on the convertible bond totalling $6.2 million (year ended June 30, 2006 — $6.6 million) has been charged to profit and loss for the six months period ended December 31, 2006. Interest payments of $12.7 million have been made during the six months period ending December 31, 2006 (year ended June 30, 2006 — $nil).

The finance costs associated with the issue of the convertible bonds are recorded as deferred financing costs and are being amortized over the period of the liability. As at December 31, 2006, deferred financing costs amounted to $6.2 million (June 30, 2006 — $7.0 million).

The convertible bonds at December 31, 2006 and June 30, 2006 have been segregated into their debt and equity components as follows:

	December 31, 2006	June 30, 2006
Equity component	$15,607	$15,607
Debt component	197,725	194,567

Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense. The Company estimates that the fair value of the debt component of the 6% convertible bonds is $183.3 million at December 31, 2006 (June 30, 2006 — $181.6 million).

(b)                   9% Convertible Bonds

On September 8, 2003, the Company issued through a private placement, NOK120 million (US$16.4 million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5 million ($1.1 million), net proceeds were NOK111.5 million ($15.3 million).

These bonds bore a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds was convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares issuable on conversion was 33,333,328 shares. In the period from issue until December 31, 2006, all of these shares were issued following the conversion of bonds.

Interest expense on these convertible bonds totalling $38,000 (year ending June 30, 2006 — $0.3 million; year ending June 30, 2005 — $0.6 million) has been charged to profit and loss for the six months period ended December 31, 2006. To date interest payments of $1.1 million have been made on these convertible bonds. The finance costs associated with the issue of the convertible bonds were recorded as deferred financing costs and were amortized over the period of the liability. As at December 31, 2006, deferred financing costs were fully amortized.

The convertible bonds at December 31, 2006 and June 30, 2006 have been segregated into their debt and equity components as follows:

	December 31, 2006	June 30, 2006
Equity component	$—	$69
Debt component	—	2,933

Over the term of the debt obligation, the debt component was accreted to the face value of the instrument by recording an additional interest expense.

12.      OTHER LONG TERM DEBT

Other long term debt comprises:

	December 31, 2006	June 30, 2006
9.5% Bonds (a)	$24,026	$23,828
March 2006 Bonds (b)	102,057	101,630
Other long term obligations	4,746	535
	$130,829	$125,993

(a)       9.5% Bonds

On October 27, 2004, the Company issued through a private placement a $23.4 million (NOK150 million) five-year Senior Unsecured Bond Issue. The bonds were issued in denominations of NOK500,000 and rank pari passu. After deducting financing costs of $748,000, net proceeds were $22.7 million.

The bonds have a fixed interest rate of 9.5% with interest payable annually in arrears. The loan was drawn down on October 27, 2004 and matures on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

Interest expense on the bonds totalling $1.1 million (year ended June 30, 2006 — $2.2 million; year ended June 30, 2005 — $1.5 million) has been charged to profit and loss for the six months period ending December 31, 2006. To date interest payments of $4.5 million have been made.

The finance costs associated with the issue of the bonds are held as deferred financing costs and being amortized over the period of the liability. As at December 31, 2006, deferred financing costs amounted to $447,000. The Company estimates that the fair value of the 9.5% bonds approximates their carrying value at December 31, 2006.

(b)       March 2006 Bonds Issuance

On March 30, 2006 the Company received subscriptions for a new issue of collateralized bonds in the aggregate principal amount of approximately $101.6 million, comprising a USD tranche of $50 million and a NOK tranche of NOK325 million, approximately $51.6 million. After deducting financing costs of $2.8 million, net proceeds were $98.8 million.

The USD tranche of the bonds has a floating interest rate of 3 month LIBOR + 5.0% per annum, whereas the NOK tranche has a floating interest of 3 month NIBOR + 5.0% per annum. Interest on these bonds is payable quarterly, they have a 5 year term, and Crew may redeem the bonds (wholly or in part) at the third anniversary of the issuance at a price of 105.0% and at the fourth anniversary of issuance at a price of 102.5%.

Interest on the bonds totalling $4.8 million (year ended June 30, 2006 — $2.3 million) has been capitalised to the Lefa project for the six months period ending December 31, 2006. To date interest payments of $7.1 million have been made.

The finance costs associated with the issue of the bonds are held as deferred financing costs and are being amortized over the period of the liability. As at December 31, 2006, deferred financing costs amounted to $2.4 million. The Company estimates that the fair value of the March 2006 bonds approximates their carrying value at December 31, 2006.

The bonds are collateralized by a pledge over all the shares of Crew’s wholly owned subsidiary Guinor Gold Corporation. Crew has undertaken not to raise any new debt which results in the Company exceeding certain specified financial ratios, nor raise any new debt in Guinor. In addition, Crew also agreed not to make any dividend payments or other distributions to its shareholders that would constitute more than, on a consolidated basis, 50% of Crew’s net profit after taxes for the previous financial year (other than in respect of certain qualified divestitures of non-gold assets).

13.      INCOME TAXES

Future income tax assets and liabilities arise at December 31, 2006 and June 30, 2006 from the following:

	December 31, 2006	June 30, 2006
Future income tax assets
Loss carry-forwards	$42,629	$28,262
Financing / Share Issue Expenses	1,052	577
Other	2,171	2,551
	45,852	31,390
Valuation allowance	(45,852)	(31,390)
Future income tax assets	—	—

Future income tax liabilities
Mineral property plant and equipment	(96,462)	(134,648)
Future income tax liabilities	(96,462)	(134,648)
Future income tax liabilities, net	$(96,462)	$(134,648)

A reconciliation of the recovery of income taxes is as follows:

	December 31, 2006	June 30, 2006	June 30, 2005
Provision for (recovery of) income taxes based on statutory tax rate of 30% (June 30, 2006 — 30%; June 30, 2005 — 32%)	$1,890	$(11,211)	$(2,869)
Add (deduct)
Different tax rates in foreign jurisdictions	(80)	(148)	212
Non-taxable equity loss of affiliates	(46)	(249)	(90)
Gain on dilution of Crew Minerals ASA	(10,561)	—	—
Tax effect of losses not recognized	14,463	11,970	2,588
Other	(6,611)	(1,196)	207
(Recovery of) / Provision for income taxes	$(945)	$(834)	$48

As at December 31, 2006, the Company was a deemed resident of the United Kingdom for U.K. tax purposes and the Company has provided for income taxes on this basis. Future income tax assets and liabilities are computed based on using the enacted U.K. and local country tax rates expected to be in effect when the temporary differences reverse. The Company has established reserves and accruals for tax liabilities that reflect the probable outcome of all material tax matters.

As at December 31, 2006, the Company and its subsidiaries have trading losses carried forward for income tax purposes as outlined in the table below that may be applied to reduce the future taxes payable.

	December 31, 2006	Expiring
United Kingdom	$28,579	2012
Greenland	32,418	2012
Norway	33,289	Indefinite
Philippines	14,467	2007 - 2009
Denmark	4,302	2007 - 2012
Guinea	30,270	2007 - 2011
Total	$143,325

14.      SHARE CAPITAL

(a)                    The authorized share capital at December 31, 2006 is 1,000,000,000 common shares without par value (June 30, 2006 — 1,000,000,000 common shares without par value).

(b)                   Details of changes in the issued share capital are as follows:

	Number of shares	Amount
Balance, June 30, 2005	193,836,515	152,077
Issued on conversion of convertible bonds (c)	462,120	327
Issued for cash on exercise of stock options (d)	1,250,000	516
New shares issued for acquisition	7,836,908	14,979
New shares issued for cash	161,061,557	232,158
Balance, June 30, 2006	364,447,100	$400,057
Issued on conversion of convertible bonds (c)	4,777,775	2,900
New shares issued for acquisition (e)	3,000,000	5,416
New shares issued for cash (f)	50,000,000	99,733
Balance, December 31, 2006	422,224,875	$508,106

(c)                    As detailed in Note 11(b) to these financial statements, the Company issued convertible bonds on September 8, 2003. The following table summarizes the share issues arising on conversion of bonds between the date of issue and December 31, 2006. These bonds were denominated in NOK and their issue price was calculated with reference to the prevailing exchange rate on the date of conversion.

Date of share issue	Number of shares	Issue price	Amount
Total converted to June 30, 2005	28,138,887	0.56	15,757
May 17, 2006	416,666	0.59	246
Total converted to June 30, 2006	28,555,553	$0.56	$16,003
August 24, 2006	4,777,775	0.57	2,724
Total converted to December 31, 2006	33,333,328	$0.56	$18,727

As detailed in Note 11(a) to these financial statements, the Company issued 6% convertible bonds on December 15, 2005. Following a conversion exercise by bond holders, 45,454 shares were issued on May 2, 2006 at an issue price of $1.78 for an amount of $81,000. These bonds are denominated in NOK and their issue price is calculated with reference to the prevailing exchange rate on the date of conversion.

(d)                   There were no share issues arising on exercise of stock options during the six months period ending December 31, 2006 (year ended June 30, 2006 — 1,250,000 shares).

(e)                    As detailed in Note 3(c) to these financial statements, on November 3, 2006 the Company completed the acquisition of the Nugget Pond processing facility (“Nugget Pond”) in Newfoundland, Canada from New Island Resources Inc through the issue of 3,000,000 common shares at an aggregate value of US$5,416,000 to New Island Resources Inc., including expenses of the issue of $10,000.

(f)                      On November 14, 2006, the Company concluded a private placement of 50 million  common shares at $2.08 per share for aggregate net proceeds of $99.7 million after expenses of the issue of $4.4 million.

(g)                   The Company has a share option plan which authorizes the Company’s directors to grant up to 26,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant and vest over 18 months. At December 31, 2006, there were 1,238,500 options available for grant under the plan (June 30, 2006 — 12,767,667 available for grant).

A summary of the Company’s options at December 31, 2006 and June 30, 2006 and the changes for the year ended June 30, 2006 and the six month period ending December 31, 2006 is presented below:

	Options outstanding
	Number of shares	Weighted average exercise price (CDN$)
Balance, June 30, 2005	4,455,000	0.72
Granted	5,935,000	1.75
Exercised	(1,250,000)	0.45
Balance, June 30, 2006	9,140,000	$1.43
Granted	11,529,167	2.41
Balance, December 31, 2006	20,669,167	$1.98

The following table summarizes outstanding and exercisable share options at December 31, 2006:

Options outstanding	Options exercisable	Expiry date	Weighted average exercise price (CDN$)	Remaining contractual life (years)
500,000	500,000	November 2, 2007	$0.33	0.83
300,000	300,000	March 6, 2007	0.40	0.17
500,000	500,000	July 22, 2008	0.42	1.50
200,000	200,000	August 12, 2008	0.55	1.58
275,000	275,000	October 23, 2008	0.84	1.83
250,000	250,000	March 10, 2009	1.20	2.17
680,000	680,000	June 26, 2008	1.33	1.50
250,000	250,000	October 6, 2009	1.28	2.75
250,000	250,000	February 10, 2010	1.35	3.08
1,440,000	960,000	August 2, 2010	1.85	3.58
400,000	266,667	December 9, 2010	1.50	3.92
3,495,000	1,165,000	March 9, 2011	1.74	4.17
600,000	200,000	June 29, 2011	1.74	4.50
250,000	—	September 20, 2011	2.05	4.75
11,279,167	—	December 12, 2011	2.42	5.00
20,669,167	5,796,667		$1.98	4.19

Share purchase options with a fair value of $10.0 million were granted in the six months ended December, 31 2006 (year ended June 30, 2006 — $3.7 million) and the related stock-based compensation is charged to operations over the vesting period resulting in compensation expense of $2.0 million for the six months period ended December 31, 2006 (year ended June 30, 2006 — $1.8 million; year ended June 30, 2005 — $0.3 million). Stock-based compensation is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 51% (year ended June 30, 2006 — 53%; year ended June 30, 2005 — $61%), an annual risk free interest rate of 3.9% (year ended June 30, 2006 — 3.8%; year ended June 30, 2005 — 3%) and expected lives of three to four years (year ended June 30, 2006 — three years; year ended June 30, 2005 — three to five years).

15.                  CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment comprises:

	December 31, 2006	June 30, 2006
Cumulative effect of unrealized losses on foreign exchange translation in prior periods	$581	$1,663
Decrease in unrealized gain on translation of net assets in Barberton (Note 6)	(43)	(1,082)
Cumulative unrealized losses on foreign exchange translation at end of year	$538	$581

16.                  COMMITMENTS

The Company is committed to the following payments:

December 31, 2006	Within one year	Years two to five

Operating commitments	$288	$—
Interest and debt repayments	24,520	199,750
Capital commitments	5,296	—
	$30,104	$199,750

June 30, 2006	Within one year	Years two to five

Operating commitments	$369	$—
Interest and debt repayments	24,476	218,260
Capital commitments	41,081	—
	$65,926	$218,260

At December 31, 2006 the Company’s capital commitments were comprised of Masara — $3.3 million, Lefa — $1.6 million and Nalunaq — $0.4 million. At June 30, 2006, the Company’s capital commitments were comprised of only Lefa — $41.1 million.

In conjunction with the Nugget Pond acquisition, the Company signed a joint venture agreement with New Island Resources Inc. to earn an interest in the Glover Island gold project in Newfoundland, Canada. Under the terms of the agreement, Crew is required to spend CAD$5 million in exploration expenditures over 5 years to earn a 60% interest in the project, with CAD$1.5 million required to be spent in total during calendar years 2007 and 2008.

17.                  CONTINGENCIES

(a)                    As a condition for obtaining the mining license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003. The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments, which may be made to the exploitation license. The Company has unlimited liability under the terms of this guarantee.

(b)                   As a condition for obtaining the Minerals Lands Lease for Nugget Pond, the Company issued a Letter of Credit for CAD$844,000 (US$723,000) in favour of the Department of Natural Resources of the Government of Newfoundland and Labrador on October 27, 2006. The Letter of Credit has been accepted as temporary financial assurance on the Minerals Lands Lease pending the submission of a Development Plan and Rehabilitation & Closure Plan.

(c)                    The Company received notice of a claim in the amount of approximately $1.3 million from Fednav International (“Fednav”), the shipping company previously contracted to ship gold ore from Nalunaq Gold Mine to Aviles in Spain for processing. Fednav claimed that one of their vessels sustained severe hull damage on leaving the Greenlandic Port as a result of contact with an unknown object. On February 5, 2007 a payment of $250,000 was advanced to, received and accepted by Fednav in full and final settlement of this claim.

(d)                   The Company has been named as a defendant in certain other actions incurred in the normal course of business, none of which management believes will result in a material impact on the results of operations or financial position.

18.                  CASH FLOW STATEMENT INFORMATION

(a)                   Change in non-cash operating working capital items

	6 months ended	Year ended	Year ended
	December 31, 2006	June 30, 2006	June 30, 2005
Increase (decrease) in
Accounts receivable	$817	$(947)	$(2,931)
Inventories	1,765	(14,012)	(2,496)
Prepaid expenses	554	(642)	(316)
(Decrease) increase in
Accounts payable and accrued liabilities	(6,191)	861	3,800
	$(3,055)	$(14,740)	$(1,943)

(b)                   Supplemental disclosure of cash flow information

	6 months ended	Year ended	Year ended
	December 31, 2006	June 30, 2006	June 30, 2005

Cash payments for interest	$20,813	$4,544	$2,149
Cash (receipts) payments for income taxes	(23)	24	22

(c)                     Non-cash investing and financing activities

	6 months ended	Year ended	Year ended
	December 31, 2006	June 30, 2006	June 30, 2005

Conversion of convertible bonds into shares	$2,724	$246	$12,930
Issue of shares on acquisition of Nugget Pond	5,426	—	—
Receipt of shares on disposal of Barberton	11,813	—	—
Issue of shares on acquisition of 15% of SMD	—	15,002	—
Receipt of shares on disposal of Hwini-Butre	—	5,000	—

19.                  RELATED PARTY TRANSACTIONS

The Company paid net management fees during the six months period ending December 31, 2006 of $571,000 (year ended June 30, 2006 — $497,000; year ended June 30, 2005 — $453,000) to a company controlled by the President and CEO of the Company.

The Company paid net management fees during the six-months ended December 31, 2006 of $290,000 (year ended June 30, 2006 — $nil; year ended June 30, 2005 — $nil) to a company controlled by the CFO of the Company.

During the six month period ending December 31, 2006, a law firm of which a director of the Company is a partner received legal fees of $296,000 from the Company (year ended June 30, 2006 — $903,000; year ended June 30, 2005 — $140,000). During the six months period ending December 31, 2006, a recruitment firm controlled by a director of the Company received fees of $10,000 from the Company (year ended June 30, 2006 — $64,000; year ended June 30, 2005 — $108,000).

20.                  SEGMENTED INFORMATION

The Company manages its operations by geographical location. Following the commencement of commercial mining operations at Nalunaq during July 2004, the acquisitions of Guinor and Apex during the year ended June 30, 2006 and the acquisition of the Nugget Pond processing facility in the six months period ending December 31, 2006, management considers the Company to be operating in geographical segments. These reportable operating segments are summarised in the table below;

	Six months ended December 31, 2006
	Guinea	Greenland	Philippines	Corporate, other and eliminations	Total

Mineral sales	$19,532	$19,929	$—	$—	$39,461
Depletion and depreciation	(3,150)	(3,507)	—	—	(6,657)
Interest revenue	202	33	18	841	1,094
Interest and finance costs	(76)	(342)	(29)	(10,097)	(10,544)
(Loss) earnings from operations	(1,965)	(10,140)	1,081	18,300	7,276
Inter-segment charges	—	(1,940)	—	1,940	—
Additions to capital assets	76,452	4,977	36,970	123	118,522
Segment assets	637,123	76,035	51,871	161,844	926,873

	Year ended June 30, 2006
	Guinea	Greenland	Philippines	Corporate, other and eliminations	Total

Mineral sales	$11,898	$26,055	$—	$—	$37,953
Depletion and depreciation	(2,782)	(6,926)	(54)	—	(9,762)
Interest revenue	86	32	65	1,679	1,862
Interest and finance costs	(91)	(452)	(10)	(12,539)	(13,092)
(Loss) earnings from operations	(861)	(8,642)	(513)	(25,580)	(35,596)
Inter-segment charges	—	(2,736)	—	2,736	—
Additions to capital assets	71,492	5,294	13,783	751	91,320
Segment assets	599,529	74,110	33,530	97,499	804,668

	Year ended June 30, 2005
	Guinea	Greenland	Philippines	Corporate, other and eliminations	Total
Mineral sales	$—	$20,366	$—	$—	$20,366
Depletion and depreciation	—	(5,632)	—	—	(5,632)
Interest revenue	—	23	—	179	202
Interest and finance costs	—	(402)	—	(4,180)	(4,582)
(Loss) / Earnings from operations	—	(13,684)	(440)	5,159	(8,965)
Inter-segment charges	—	(1,867)	—	1,867	—
Additions to capital assets	—	7,391	47	(9)	7,429
Segment assets	—	66,677	179	48,888	115,744

21.                  OTHER ASSETS

Other assets consist of:

	December 31, 2006	June 30, 2006
Security deposits (Note 8(b))	$1,959	$1,120
Deferred financing costs (Notes 11 and 12)	9,034	10,217
Long-term restricted cash balances	4,639	—
Other	1,672	2,137
	$17,304	$13,474

22.                  FINANCIAL INSTRUMENTS

(a)                 Credit risk

The Company’s credit risk is primarily attributable to receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company’s management based on the current economic environment.

The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

(b)                 Foreign currency and commodity risk

The Company has foreign currency investments and liabilities and, as a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

In addition, the Company is exposed to risk due to changes in the gold price. The Company is not currently using derivative instruments to manage these risks.

As at December 31, 2006, we held cash balances of $132.2 million. Of these cash balances, $118.6 million was held in Norwegian kroner, $9.3 million was held in US dollars, $2.5 million was held in Philippine pesos, $1.5 million was held in South African rand, $0.2 million was held in Danish kroner and the balance of $0.1 million was held in pounds sterling.

(c)                  Interest rate risk

The Company has long term bond financing subject to floating interest rates and, as a result, the Company is subject to interest rate risk from fluctuations in interest rates. The Company does not use derivative instruments to manage this risk.

23.                  SUBSEQUENT EVENTS

Option Exercise

On January 24, 2007, a director exercised options to purchase 100,000 common shares at an exercise price of $0.40 per share. The options were originally granted on March 7, 2002.

24.                  RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, differ in some respects from United States generally accepted accounting principles (“U.S. GAAP”). The differences between Canadian and U.S. GAAP and the effect of those differences on the Company’s consolidated financial statements are summarized below:

Consolidated Balance Sheets

	As at,	As at,
	December 31, 2006	June 30, 2006
		(Restated)
Total assets under Canadian GAAP	$926,873	$804,668
Decrease in Nalunaq mineral property interest due to expensing of exploration costs (a)	(27,823)	(29,363)
Decrease in other mineral property interests due to expensing of exploration costs (a)	(2,048)	(2,488)
Decrease in Nalunaq mineral property interest due to additional depletion (b)	(1,762)	(1,284)
Decrease in Lefa mineral property interest due to additional depletion (b)	(4,187)	(2,109)
Decrease in investment in Barberton Mines Ltd. due to expensing of exploration costs (a)	—	(184)
Decrease in investment in Masara property under development due to expensing of exploration costs (a)	(22,390)	(3,523)
Increase in mineral properties, plant and equipment due to capitalization of interest and financing costs (f)	18,739	10,208
Increase in carrying value of Golden Star Resources Limited (h)	217	685
Effect of application of foreign exchange translation on U.S. GAAP balances
Barberton Mines Ltd (d)	—	(692)
Other assets	159	(12)
Effect of different treatment of hedging activities (d)	—	1,122
Total assets under U.S. GAAP	$887,778	$777,028

Total liabilities under Canadian GAAP	$507,737	$502,718
Reduction of future tax liability related to expensing of exploration costs (a)	(2,863)	(2,570)
Reduction in future tax liability related to additional depletion (b)	(943)	(572)
Increase in convertible bonds (g)	13,625	14,846
Effect of fair value adjustment on liability stock option awards (e)	10,493	6,741
Total liabilities under U.S. GAAP	$528,049	$521,163

Total shareholders’ equity under Canadian GAAP	$419,136	$301,950
Cumulative adjustment to mineral property interests and equity investees, net of future income taxes and non-controlling interest due to expensing exploration costs (a)	(54,404)	(35,809)
Effect of capitalization of interest and financing costs (f)	18,739	10,208
Effect of different treatment of the Golden Star Resources Limited available-for-sale investment on cumulative other comprehensive income (h)	217	685
Effect of fair value revaluation on liability stock option awards (e)
Equity	(2,199)	(227)
Cumulative deficit	(8,294)	(6,514)
Reduction due to convertible bonds (g)
Equity component of convertible bonds	(15,607)	(15,676)
Cumulative Deficit	1,982	830
Effect of application of foreign exchange translation on
Deficit	159	(12)
Cumulative other comprehensive income	—	(692)
Effect of different treatment of hedging activities (d)	—	1,122
Total shareholders’ equity under U.S. GAAP	$359,729	$255,865

Consolidated Statements of Loss

	Six months ended December 31, 2006	Year ended June 30, 2006 (Restated)	Year ended June 30, 2005
Net profit (loss) under Canadian GAAP	$7,276	$(35,596)	$(8,965)
Effect of mining exploration expenditures expensed in current period on: (a)
Equity (loss) earnings from Barberton Mines Ltd.	184	(79)	(29)
Mineral exploration expense, net of future income tax	(18,427)	(4,778)	(2,258)
Effect of different treatment of the Metorex consolidation of interests on loss on investment in Metorex Limited (c)	—	—	(65)
Revised depletion of Nalunaq mineral property interests (b)	1,063	662	1,624
Additional depletion of Lefa mineral property, net of tax (b)	(1,707)	(1,537)	—
Stock compensation expense (e)	—	—	326
Effect of fair value adjustment on liability stock option awards (e)	(1,780)	(1,237)	—
Effect of translation on revised US GAAP future income tax liability (a) (b)	293	(248)	223
Loss on investment in Metorex Limited (c)	—	—	(497)
Provision for impairment of investment in Asia Pacific Resources	—	—	166
Effect of different treatment of hedging activities (d)
Equity earnings from Barberton Mines Ltd.	(1,122)	(42)	213
Capitalization of interest and financing costs (f)	8,531	10,208	—
Accretion of convertible bonds (g)	1,153	584	97
Effect of different treatment of Gain on Sale of Crew Minerals ASA (i)	(35,205)	—	—
Effect of change in functional currency to U.S. dollars	—	—	165
Adjustment to provision for non-controlling interest (a)	—	(940)	(1,916)
Net loss under U.S. GAAP before cumulative effect of change in accounting principle	(39,741)	(33,003)	(10,916)
Cumulative effect on prior years of changing method of accounting for stock-based compensation (e)	—	(5,277)	—
Net loss under U.S. GAAP	(39,741)	(38,280)	(10,916)
Other comprehensive income
Increase in unrealized gain on translation of net assets in Barberton	—	—	(229)
Adjustment for unrealized gains on available-for-sale investments (c) (h)	(467)	685	312
	(467)	685	83
Comprehensive loss under U.S. GAAP	$(40,208)	$(37,595)	$(10,833)
Net loss per share under U.S. GAAP — basic and diluted	$(0.10)	$(0.13)	$(0.06)
Weighted average number of shares outstanding under U.S. GAAP — basic	394,561,832	281,543,480	167,424,369
Weighted average number of shares outstanding under U.S. GAAP — diluted	397,896,557	281,543,480	167,424,369

Consolidated Statements of Cash Flows

	Six months ended December 31, 2006	Year ended June 30, 2006 (Restated)	Year ended June 30, 2005
Cash flows from operating activities under Canadian GAAP	$(29,293)	$(27,817)	$(15,307)
Reclassification of exploration expenditures (b)	(19,896)	(6,596)	(2,415)
Capitalization of interest and financing costs (f)	8,531	10,208	—
Cash flows from operating activities under U.S. GAAP	$(40,658)	$(24,205)	$(17,722)

Cash flows from financing activities under Canadian GAAP	$99,733	$516,553	$46,451
Cash flows from financing activities under U.S. GAAP	$99,733	$516,553	$46,451

Cash flows from investing activities under Canadian GAAP	$(18,407)	$(443,734)	$4,514
Reclassification of exploration expenditures (b)	19,896	6,596	2,415
Capitalization of interest and financing costs (f)	(8,531)	(10,208)	—
Cash flows from investing activities under U.S. GAAP	$(7,042)	$(447,346)	$6,929

(a)      Deferred exploration costs

Under U.S. GAAP, exploration costs related to mineral properties are expensed until proven and probable reserves, as defined by SEC Industry Guide 7, are identified. The Company has determined that certain of the mineral resources identified on its producing properties, and other exploration stage properties do not meet this definition.

In March 2002, the Emerging Issues Committee issued Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”. Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. In accordance with this guidance, under Canadian GAAP the Company capitalizes all costs related to the acquisition and exploration of mineral properties until either commercial production is established or a property is abandoned.

The revised carrying value of exploration costs under U.S. GAAP also results in a reduction of the non-controlling interest and future income tax liability relating to these expenditures and a corresponding adjustment to the foreign exchange gain or loss on that future tax liability.

(b)      Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated on a unit of production basis over proven and probable reserves, including a portion of resources management identifies as having a very high potential to be converted to reserves, whereas under U.S. GAAP, depletion expense is calculated over proven and probable reserves only.

(c)      Carrying value of the investment in Metorex Limited

In 2000, under U.S. GAAP, the Company accounted for a consolidation of interests held by Metorex Limited (“Metorex”), a former equity investee, in accordance with the principles outlined in EITF 98-7, “Accounting for Exchanges of Similar Equity Method Investments”. Under Canadian GAAP, the transaction was measured at fair value as it represented a substantive change in ownership and the culmination of the earnings process, which resulted in the recognition of a dilution gain and a higher carrying value for the investment in Metorex.

The different carrying values for Metorex, as a result of the different treatment of the consolidation of interests in 2000, have also resulted in a different cumulative translation adjustment, included in other comprehensive income, under U.S. GAAP. During the six months period ending December 31, 2006, $nil (year ended June 30, 2006 — $nil; year ended June 30, 2005 — $65,000) of this difference was recognized as a component of net loss under U.S. GAAP as an additional foreign exchange loss realized on the disposal of Metorex.

In the year ended June 30, 2003 the Company began accounting for the investment in Metorex as a short-term investment, which is carried at the lower of cost or market value under Canadian GAAP. Under U.S. GAAP, the investment in Metorex was therefore accounted for as an available-for-sale investment in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. As a result, an amount of $nil (year ended June 30, 2006 — $nil; year ended June 30, 2005 — $497,000) is recognized on the income statement under U.S. GAAP, which represents the portion of the prior unrealized losses now realized as a result of the sale of Metorex shares.

During the year ended June 30, 2005, the Company disposed of its investment in Metorex resulting in no U.S. GAAP difference recorded during either the year ended June 30, 2006 or the six months period ending December 31, 2006.

(d)      Financial instruments

In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was subsequently amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, the Company recognizes the fair value of derivatives, which do not meet the definition of hedges under SFAS 133 and which do not qualify for the exemption for “normal purchase” or “normal sale” transactions, on the balance sheet as assets or liabilities. The gain or loss that results from revaluing derivatives, which do not meet the definition of hedges under SFAS 133, each period is credited or charged to the statement of income. Under Canadian GAAP, the Company’s derivatives, which are held by Metorex Limited and Barberton Mines Ltd., are designated as hedges of future revenues, except for those derivatives which did not meet the criteria for treatment as hedging instruments as outlined in CICA Accounting Guideline 13, “Hedging Transactions”. Unrealized gains or losses on the latter derivatives are credited or charged to income each period. Gains and losses on derivative contracts which do qualify as hedging instruments under Canadian GAAP are recorded in the period the related hedged item is settled.

(e)      Stock-based compensation

As described in Note 2 (m), under Canadian GAAP, the fair value of all stock-based awards granted is estimated using the Black-Scholes model and is recorded in the statement of operations over the vesting periods.

The Company previously adopted, for U.S. GAAP purposes, the accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at the quoted market value of the Company’s common shares at the date of the grant, there was no compensation cost recognized by the Company.

Effective July 1, 2004, the Company adopted the disclosure-only provisions of SFAS No. 123 and continued to measure the compensation cost of employees in accordance with APB No. 25.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS No. 123 for U.S. GAAP purposes for all stock options issued to directors, officers and employees in the year ended June 30, 2005:

2005
Net loss for the year under U.S. GAAP	$(10,916)
Additional stock based compensation cost	(326)
Pro forma net loss	$(11,242)
Pro forma basic and diluted loss per share	$(0.07)

The additional stock-based compensation costs in the above table were determined using a Black-Scholes option pricing model assuming no dividends are to be paid and the following weighted-average assumptions:

2005
Expected life (years)	3 to 5
Expected volatility	64%
Risk-free interest rate	3.0%

As of July 1, 2005, the Company adopted the modified prospective application method of accounting for stock-based compensation, as required by SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The amount of compensation cost is measured based on the grant-date fair value of the equity instrument issued. SFAS No. 123(R) also requires stock-based compensation which qualifies as a liability award to be re-measured to fair value each reporting period and compensation cost recognized over the period that an employee provides service in exchange for the award.

(f)       Capitalization of interest and financing costs

For U.S. GAAP purposes, interest and financing costs must be capitalized for all assets that require a period of time to get the assets ready for their intended purposes in accordance with FASB Statement No. 34, Capitalization of Interest Cost. For Canadian GAAP, interest may be capitalized for those projects for which funds have been specifically borrowed.

The Company had previously determined that no adjustment was required to capitalize additional interest and financing costs under U.S. GAAP for the year ended June 30, 2006. Upon further review of the qualifying assets and the interest and financing costs incurred, the Company subsequently determined that all such costs are required to be capitalized for the purposes of U.S. GAAP.

The Company became aware of this difference during the preparation of the December 31, 2006 consolidated financial statements. The impact of this restatement on the June 30, 2006 balance sheet under U.S. GAAP was to increase total assets by $10.2 million and increase shareholders’ equity by $10.2 million. The impact on the statement of operations was to decrease the loss for the year ended June 30, 2006 under U.S. GAAP by $10.2 million and decrease the loss per share by $0.04.

(g)      Convertible bonds

As described in Note 11, the Company’s 6% and 9% convertible bonds are denominated in NOK and convertible into a fixed number of shares at the option of the holder.

Under Canadian GAAP, the convertible bonds have been segregated into their liability and equity components and measured at their respective fair values at the date of issue. Over the term of the debt obligation, the liability component is accreted on a straight-line basis to the face value by recording additional interest expense.

Under U.S. GAAP, the convertible bonds are recorded entirely as debt with no portion segregated as an equity component. Additionally, the conversion feature is not bifurcated from the host contract and separately accounted for as a derivative instrument.

On April 19, 2007, the FASB issued proposed Statement 133 Implementation Issue No. C21, Whether Options (Including Embedded Conversion Options) Are Indexed to both an Entity’s Own Stock and Currency Exchange Rates (the proposed Implementation Issue), for comment. Comments were due on May 24, 2007. The proposed Implementation Issue proposes that an option to acquire a fixed number of an issuer’s equity shares with an exercise price other than the issuer’s functional currency (including a conversion option embedded in foreign-currency-denominated convertible debt instrument) shall be considered dual-indexed to both the issuer’s own stock and foreign exchange rates and, thus, does not meet the requirements for the scope exception in paragraph 11(a) of Statement 133. Upon adoption of the proposed Implementation Issue, if an entity determines than an embedded conversion option that was not separately accounted for as a derivative instrument is required to be bifurcated, the difference between (1) the aggregate carrying amount of the embedded conversion option and the debt host immediately after initial application and (2) the carrying amount of the convertible debt instrument immediately prior to initial application, is recognized as a cumulative effect adjustment to the opening balance of retained earnings. The effective date of the proposed Implementation Issue for all financial instruments and other transactions accounted for prior to the first fiscal quarter beginning after the Board-cleared guidance is posted to the FASB website, is proposed to be the beginning of the reporting entity’s fiscal year beginning after the Board-cleared guidance is posted to the FASB website. The proposed Implementation Issue indicates that early application is not permitted.

The FASB deferred making a decision on confirming their tentative conclusion in the proposed Implementation Issue and asked that it be subsumed into a new EITF issue that is expected to be discussed in March 2008. If the proposed Implementation Issue is issued as proposed, the Company may be required to bifurcate the embedded conversion option from the host contract and account for it separately as a derivative instrument.

(h)      Investment in Golden Star Resources Limited

As disclosed in Note 7, the Company acquired an investment in Golden Star in the year ended June 30, 2005. Under Canadian GAAP, the Company accounts for the investment in Golden Star as a short-term investment, which is carried at the lower of cost and market value.

Under U.S. GAAP, the Company is required to account for its investment in Golden Star in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. In accordance with this standard, this investment is classified as available-for-sale and is carried at its market value with the unrealized gain being included as a separate component of other comprehensive income.

Therefore, the unrealized gain on this investment of $217,000 as at December 31, 2006 (June 30, 2006 — $685,000) is included as a separate component of other comprehensive income under U.S. GAAP.

(i)       Investment in Crew Minerals ASA

As disclosed in Note 4, the Company diluted its investment in Crew Minerals ASA in the six month period ended December 31, 2006. Under Canadian GAAP, the Company recognized a dilution gain of $35,205,000 on this transaction. Under U.S. GAAP, the Company also recognized a dilution gain of $35,205,000, but the dilution gain would be recognized as a capital transaction in stockholder’s equity as the gain would not be considered assured of realization as Crew Minerals ASA is a development stage entity.

(j)       Recently issued accounting standards

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132R (“SFAS 158”). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. For public companies, this statement is effective for fiscal years ending after June 15, 2007. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB 108 did not have a material impact on the Company’s financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. The Company is required to adopt SFAS 159 in the first quarter of 2008. The Company is currently evaluating the impact, if any, that the implementation SFAS 159 will have on the Company’s results of operations or financial position.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.